

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2019

Aneliya Crawford, Esq.
Partner
Schulte Roth & Zabel LLP
New York, New York 10022

> **Re:** **Argo Group International Holdings, Ltd.**
> **PRRN14A filed by Voce Catalyst Partners LP, et al.**
> **Filed April 5, 2019**
> **File No. 001-15259**

Dear Ms. Crawford:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The participants represent that "votes to 'ABSTAIN' will not have any effect on the election of directors and will have the same effect as an 'AGAINST' vote with respect to [Proposal 1]." Because Proposal 1 has a majority of votes cast ─ as distinguished from plurality voting ─ standard, abstentions will have no effect on the outcome of the vote on that proposal whereas a vote AGAINST could prove outcome-determinative. Please revise or advise.

2. Please refer to the following statement: "A representative of the Company's IR department responded to Voce's email and offered a call with her or a meeting during a future investment conference (at an unspecified time and with unspecified attendees)." Please advise us whether Argo's Investor Relations offered the names of any specific individuals who would also be willing to meet outside of an industry conference and/or organized event.

3. Please refer to the following statement: "Argo announced the purported appointment of two new directors to its Board…despite the fact that there were no 'casual vacancies' (i.e., those resulting from a death or resignation between annual meetings) existing on the Board at the time of the appointments." Please remove the implication the appointments were illegal under Bermuda law, or provide us with a brief legal analysis in support of the apparent conclusion that only casual vacancies may be lawfully filled through a Board action.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions